Exhibit 12.1

Statement of Computation of Ratio
of Earnings to Fixed Charges

(in thousands)

	Six Months Ended June 30,	Years Ended December 31,
	2007	2006	2005	2004	2003	2002

Loss from continuing operations before income taxes	$(16,961)	$(28,242)	$(17,372)	$(17,530)	$(2,589)	$(2,107)
Add fixed charges	667	1,373	1,420	1,461	777	1,047

Loss as defined	(16,294)	(26,869)	(15,952)	(16,069)	(1,812)	(1,060)
Fixed Charges:
Estimated interest component of rent expense	667	1,373	1,420	1,461	777	1,047

Deficiency of earnings to cover fixed charges	$(16,961)	$(28,242)	$(17,372)	$(17,530)	$(2,589)	$(2,107)